EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change May 14, 2013
Item 3	News Release The news release dated May 14, 2013 was disseminated through Marketwire and filed on SEDAR on May 14, 2013.
Item 4
Summary of Material Change

Pretivm announced that George Paspalas was elected to the Board of Directors at its Annual General Meeting held on May 10, 2013 and John Smith did not stand for re-election to the Board.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced that George Paspalas was elected to the Board of Directors at its Annual General Meeting held on May 10, 2013, and John Smith decided not to stand for re-election to the Board.

George Paspalas is the President and Chief Executive Officer of Aurizon Mines Ltd.  His previous positions have included Chief Operating Officer, Silver Standard Resources Inc.; Executive Vice-President and Senior Vice President Projects - Technical Development, Placer Dome Inc.; and President and Chief Executive Officer of Placer Dome Africa. During his career, Mr. Paspalas has been responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada.

Mr. Paspalas will replace Mr. Smith on the Board’s Compensation and Corporate Governance committees.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 21st day of May, 2013